United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 15

Commission File Number 001-03896

BULLION MONARCH MINING, INC.

(Exact name of Registrant as specified in its Charter)

20 North Main Street, Suite #202

St. George, Utah 84770

 (Address of Principal Executive Offices)

(801) 426-8111

(Registrant’s Telephone Number, including area code)

Common Stock - $0.001 par value

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

[   ]

Rule 12g-4(a)(2)

[   ]

Rule 12h-3(b)(1)(i)

[   ]

Rule 12h-3(b)(1)(ii)

[   ]

Rule 15d-6

[   ]

Other

[X]

Explanatory Note:  Effective October 29, 2010, Bullion Monarch Mining, Inc. (New) (“New Bullion”), CIK No. 0001497246 and SEC File No. 000-54045, is the “successor issuer” of this Registrant, formerly known as “Bullion Monarch Company” (“Old Bullion”).  All information previously filed by Old Bullion since the filing of its 10-KA-1 Annual Report for the fiscal year ended April 30, 2010, which was filed with the SEC on August 24, 2010, is substantially the same in all material respects as the information filed by New Bullion with the SEC since the filing of its Form 10 Registration Statement with the SEC on July 23, 2010, which became effective on September 21, 2010.   Bullion Monarch Mining, Inc. (New) will continue to trade on the OTCBB under the trading symbol “BULM” as the successor of Old Bullion, and FINRA’s Division of OTC Corporate Action advised on October 21, 2010, that no further announcement of this action by FINRA would be required.  Effective on the filing of this Form 15, the Edgar Archives of the SEC will be amended to reflect Old Bullion as “Bullion Monarch Mining, Inc. (Old).”  No exchange of securities is required if you acquired your shares of New Bullion or Old Bullion subsequent to September 27, 2006, and your stock certificate(s) have the Cusip Number  12024P 101 and the name Bullion Monarch Mining, Inc. Under the reorganization by which New Bullion became a successor of Old Bullion (completed September 27, 2006), shareholders of Old Bullion, who hold stock certificates in the name of “Bullion Monarch Company” with Cusip Number 120241 104, are required to exchange their stock certificates for shares of common stock in New Bullion prior to September 26, 2011, or their respective rights in the dissolved Old Bullion will cease and they will have no further rights of exchange of these rights for shares of New Bullion.  For additional information about this announcement and the reorganization, please see the Prefatory Note prior to the commencement of Part I, Item 1, in Old Bullion’s 10-KA-1 Annual Report for the fiscal year ended April 30,

2010, which was filed with the SEC August 24, 2010; or the Prefatory Note following the Table of Contents in the New Bullion’s Form 10 Registration Statement, as amended, and the heading “Reorganization” of the caption “Introduction” of Item 1, in its most recently filed amendment thereto, which was filed with the SEC on September 16, 2010.

Approximate number of holders of record as of the certification or notice date: 3,486

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Bullion Monarch Mining, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

     BULLION MONARCH MINING, INC.

Date:	October 29, 2010.	By:	/s/ R. Don Morris
R. Don Morris
President

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